

HERITAGE
COMMERCE CORP

FIG Partners: Client Meeting
December 15, 2011

Forward Looking Statement Disclaimer

Heritage Bank Profile

- **Relationship Banking Strategy**
  - A community business bank headquartered in San Jose, California that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees

- **Core Clientele**
  - Small to medium sized closely held businesses
  - Professionals
  - High net worth individuals



- **Specialty Expertise**
  - SBA lending and loan sales
  - Cash management
  - Non-profit organizations, education, and churches
  - Homeowner associations
  - Commercial property and asset management

- **Well-positioned in three affluent counties of San Francisco Bay Area**
  - HTBK ranks fifth in deposit market share amongst regional banks headquartered in Santa Clara County or the San Francisco East Bay[1]

(1) Market refers to Alameda, Contra Costa, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2011.

Heritage Profile (continued)

- **Attractive core deposit base**
  - Relationship banking strategy targeting small to medium sized businesses

- **Improving Credit Quality**
  - Aggressive credit risk management
  - Problem assets well managed
  - Strong ALLL to NPL's ratio
  - Balanced loan portfolio
  - Solid C & I portfolio

- **Solid capital position**

- **Improving profitability**

- **Experienced management team**

Experienced Management Team

HERITAGE
COMMERCE CORP

Name	Position	Years at HTBK	Years Banking Experience
Walter T. Kaczmarek	President & CEO	6	31
Margaret A. Incandela	EVP / Chief Credit Officer	4	24
Dan T. Kawamoto	EVP / Chief Admin. Officer	2	20
Lawrence D. McGovern	EVP / Chief Financial Officer	13	28
Raymond Parker	EVP / Banking Division	6	37

- **Regional Line Managers average over 20 years of experience in market[1]**

  [1]**Market refers to Alameda, Contra Costa, and Santa Clara counties**

Located in Economically Vibrant San Francisco Bay Area

HERITAGE
COMMERCE CORP

County	Population	Projected 5-Yr Population Growth	2010 Median Household Income	Projected 5-Yr Household Income Growth	Businesses
Santa Clara	**1,824,395**	**4.26%**	**$ 98,704**	**14.16%**	**64,495**
Alameda	**1,522,142**	**2.21%**	**75,371**	**15.74%**	**60,215**
Contra Costa	**1,063,960**	**3.43%**	**82,944**	**16.05%**	**38,354**
San Francisco	814,963	2.97%	76,097	16.07%	46,657
San Mateo	735,498	2.13%	95,300	16.62%	30,981
Sonoma	476,974	-0.12%	68,255	14.02%	24,588
Solano	420,493	2.07%	68,773	12.07%	13,913
Marin	257,863	2.63%	97,821	16.49%	17,724
Napa	136,592	2.34%	66,420	15.35%	7,382
California	37,983,948	3.54%	60,992	13.65%	N/A
National	311,212,863	3.85%	54,442	12.39%	N/A

Source: SNL

Heritage Snapshot


![Map of San Francisco Bay Area showing Heritage Commerce Corp branch locations marked with red squares at Walnut Creek, Danville, Pleasanton, Fremont, Mtn. View, Los Altos, San Jose, Los Gatos, Morgan Hill, and Gilroy]

- **Financial Highlights 9/30/11**

  - **Total Assets** — $ 1.3 billion
  - **Total Loans** — $ 776.7 million
  - **Total Deposits** — $ 1.0 billion
  - **Total Shareholders' Equity** — $ 197.1 million
  - **CPP Preferred** — $ 38.9 million
  - **Tangible Common Equity** — $ 136.0 million
  - **TCE/Tangible Assets** — 10.9%
  - **Tier 1 RBC Ratio** — 21.1%
  - **Total RBC Ratio** — 22.3%
  - **Loans/Deposits** — 77.2%
  - **Yield on Earning Assets**[1] — 4.46%
  - **Cost of Deposits**[1] — 0.34%
  - **Cost of Funds**[1] — 0.51%
  - **Net Interest Margin**[1] — 4.01%
  - **Efficiency Ratio**[1] — 72.06%
  - **3Q11 Net Income**[1][2] — $ 4.8 million

[1] For the quarter ended 9/30/11
[2] Before dividends and discount accretion in preferred stock

Market Share

- **Attractive footprint of 10 branch locations in the San Francisco East Bay Area & Silicon Valley**
- **Ranks fifth in its market[1] amongst Independent Community Banks headquartered in the San Francisco Bay Area**

Top Regional Banks			
2011 Rank	Bank	Branch Count	Deposits in Market ($000)
1	Silicon Valley Bank	2	11,422,694
2	First Republic Bank	10	2,271,791
3	The Mechanics Bank	23	2,135,115
4	Fremont Bank	18	1,862,634
5	**Heritage Bank of Commerce**	**10**	**1,028,171**
6	Bridge Bank, N.A.	2	889,175
7	Avidbank	1	275,053
8	Luther Burbank Savings	1	275,029
9	Bank of Alameda	6	218,329
10	California Bank of Commerce	1	204,099

Top National Franchises			
2011 Rank	Bank	Branch Count	Deposits in Market ($000)
1	Wells Fargo Bank, N.A.	145	32,836,191
2	Bank of America, N.A.	128	27,185,296
3	JPMorgan Chase Bank, N.A.	110	9,250,736
4	Citibank, N.A.	64	7,811,887

Totals for Market[1]	
Branch Count	Deposits in Market ($000)
869	126,372,799

(1) Market refers to Alameda, Contra Costa, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2011.

Q3 2011 Highlights

	3Q11	2Q11
Fifth consecutive quarter of profitability		
• Net income	$4.8mm	$2.1mm
(Before dividends and discount accretion in preferred stock)		
• Reduction of valuation allowance for DTA	$3.0mm	N/A
Improved credit metrics:		
• Classified assets	$72.4mm	$76.1mm
• NPA's	$20.5mm	$24.5mm
• NPA's/ total assets	1.64%	1.94%
• ALLL / NPL's	109.25%	95.51%
Increase in noninterest-bearing demand deposits	$344.5mm	$333.2mm
Decrease in cost of deposits	0.34%	0.42%
Written Agreement removed	-	June 9, 2011

Strong Deposit Base (in $000's)

September 30, 2011



Demand, noninterest-bearing	$344,470	34.2%
Demand, interest-bearing	132,987	13.2%
Savings and money market	274,489	27.3%
Time deposits - under $100	30,858	3.1%
Core Deposits	782,804	77.8%
Time deposits - $100 and over	119,429	11.9%
Time deposits - CDARS	10,216	1.0%
Time deposits - brokered	93,685	9.3%
	$1,006,134	100.0%

- ■ Demand, noninterest-bearing
- ■ Demand, interest-bearing
- ■ Savings and money market
- ■ Time deposits - under $100
- ■ Time deposits - $100 and over
- ■ Time deposits - CDARS
- ■ Time deposits - brokered

Diversified Loan Portfolio (in $000's)

September 30, 2011



Commercial	$365,532	47.1%
CRE - Owner Occupied	161,572	20.8%
CRE - Investor/Other	149,150	19.2%
Land & Construction	36,357	4.7%
Equity Lines	51,668	6.6%
Consumer & Other	12,405	1.6%
Total	$776,684	100.0%

Legend:
- ■ Commercial
- ■ CRE - Owner Occupied
- ■ CRE - Investor/Other
- ■ Land & Construction
- ■ Equity Lines
- ■ Consumer & Other

Improving Credit Quality (in $000's)



Selected Ratios for 3Q11:
1. NPA's / Total Assets = 1.64%
2. ALLL / NPL's = 109.25%

Excellent Capital Ratios

HERITAGE COMMERCE CORP

Total Risk-Based Capital Ratio (%)



3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011
20.1%	20.9%	21.2%	22.0%	22.3%

Tier 1 Risk-Based Capital Ratio (%)



3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011
18.8%	19.7%	19.9%	20.8%	21.1%

Leverage Ratio (%)



3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011
14.2%	14.1%	15.3%	15.5%	16.0%

Tangible Common Equity/Tangible Assets (%)



3Q 2010	4Q 2010	1Q 2011	2Q 2011	3Q 2011
9.33%	9.73%	9.75%	10.04%	10.88% / 12.44%[1]

[1] assumes conversion of Series C Preferred Stock of $19.5mm into common stock

Net Interest Margin



Total Noninterest Expense (in $000's)



Total Noninterest Expense

[1] excludes $43.2 mm impairment of goodwill in 2Q 2010

Operating Performance (in $000's)

	For the Three Months Ended:			
	3Q 2011	**2Q 2011**	**1Q 2011**	**4Q 2010**
Interest Income	$13,020	$13,015	$12,986	$13,168
Interest Expense	1,320	1,543	1,790	2,221
Net Interest Income	11,700	11,472	11,196	10,947
Provision for Loan Losses	1,515	955	770	1,050
Net Interest Income after Provision for Loan Losses	10,185	10,517	10,426	9,897
Noninterest Income	1,912	2,170	1,917	2,443
Noninterest Expense	9,809	9,472	10,431	10,129
Income Before Income Taxes	2,288	3,215	1,912	2,211
Income Tax Expense (Benefit)	(2,529)	1,129	331	506
Net Income	**4,817**	**2,086**	**1,581**	**1,705**
Dividends and Discount Accretion on Preferred Stock	(532)	(604)	(596)	(606)
Net Income Allocable to Common Shareholders	**$4,285**	**$1,482**	**$985**	**$1,099**
Diluted Income Per Common Share	**$0.13**	**$0.05**	**$0.03**	**$0.03**

Growth Opportunities

HERITAGE
COMMERCE CORP

- **Increase market share in current locations**
  - New lender opportunities

- **Regional office expansion in the San Francisco Bay Area**
  - Hire loan teams

- **M & A – Community banks in the San Francisco Bay Area**
  - 32 banks with assets < $500 million
  - 12 banks located in current footprint of Alameda, Contra Costa, and Santa Clara counties

Positioned for Growth (as of 9/30/11)

HERITAGE
COMMERCE CORP

- **Strong capital**
  - 22.3% total risk-based capital ratio

- **Good liquidity position**
  - $326.7 million excess funds at FRB and unpledged securities
  - 77.2% loan to deposit ratio

- **Significantly improved credit quality**
  - 1.64% nonperforming assets to total assets
  - Balanced loan portfolio with real estate well under all regulatory guidelines

- **Profitable operations**
  - 5 consecutive quarters of net income

Positioned for Growth (continued)

- **Highly experienced relationship managers**
  - 20 years experience of Regional Managers in market

- **Good locations and markets with solid market share among community banks**
  - 10 branch locations
  - Fifth in deposits market amongst independent community banks
  - San Francisco and San Jose combined MSA's are second in household income greater than $200mm
  - Strong name recognition in market

- **Experienced executive management team**
  - Opening new locations
  - M & A

Contact Information



Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK

Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Margaret A. Incandela
Executive Vice President
Chief Credit Officer
408.792.4029

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

Raymond Parker
Executive Vice President
Banking Division
408.494.4534